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SECU 14041665 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bechtel Financing Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 14 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member
Bechtel Financing Services, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Bechtel Financing Services, LLC as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bechtel Financing Services, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, California
February 7, 2014

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Current assets:	
Cash	$ 350,008
Other assets	69
TOTAL ASSETS	**$ 350,077**

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Accounts payable	$ 15,350
Payables to associated companies	34,727
Total current liabilities	50,077
Member's capital	300,000
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 350,077**

See Notes to Statement of Financial Condition

1. **Organization and Business Activities:**

Bechtel Financing Services, LLC (the "Company") is a wholly owned subsidiary of Bechtel Enterprises, Inc. (BEnINC). The Company provides financial advisory services to BEnINC, associated companies and, to a minor extent, other parties. The Company is a broker-dealer registered with the Securities and Exchange Commission and neither maintains nor intends to maintain customer accounts; it neither engages nor intends to engage in the trading of securities.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

2. **Use of Estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. **Significant Accounting Policies:**

Cash

The Company maintains its cash in a money market mutual fund. The Company has not experienced any losses in such account, and management believes that the Company is not exposed to any significant credit risk on this cash account.

Revenue and Costs:

The Company recognizes revenue for its financial advisory services as it is earned. The Company incurred operating and administrative expenses which included expenses charged and reported to the Company by BEnINC and/or associated companies. Pursuant to a Continuing Services Agreement between the Company and BEnINC, BEnINC will pay a retainer fee to the Company amounting to the total operating and administrative costs incurred by the Company that exceed all other revenues earned by the Company. This retainer fee is recorded as revenue.

4. **Transactions with Associated Companies:**

The Company has an agreement with an associated company whereby an associated company agrees to provide cash management services with respect to the Company's proportionate individual interest in the funds held and invested by the associated company.

Payables to associated companies of $34,727 represent expenses paid by associated companies on behalf of the Company outstanding at December 31, 2013.

5. **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $275,430 which was $270,430 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1818 to 1.

6. **Income Taxes:**

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its member in its respective income tax returns. Accordingly, no provision is made in the accompanying statement of financial condition for federal or state income taxes.

As a limited liability company (LLC), the Company is subject to LLC fees which are reported under other expenses.

With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2009 for state purposes and 2010 for federal purposes.

7. **Credit Facilities:**

At December 31, 2013, an associated company had various committed credit facilities, one of which is available for a combination of borrowing, financial letters of credit or performance letters of credit. The remaining facilities are available for performance letters of credit only. These facilities have been made available to the Company and other associated companies. There were no borrowings or letters of credit issued by the Company under these credit facilities at December 31, 2013. These credit facilities expire between 2017 and 2018.

7. **Credit Facilities, continued:**

In addition to the credit facilities described above, an associated company had uncommitted bilateral letter of credit arrangements with banks at December 31, 2013, which the associated company has made available to the Company and other associated companies. There were no letters of credit issued by the Company under these credit arrangements at December 31, 2013.

Under the associated company's credit agreements, the associated company is required to meet certain financial covenants. The associated company was in compliance with these covenants at December 31, 2013.

8. **Subsequent Events:**

Management evaluated subsequent events through February 7, 2014, the date the statement of financial condition was available to be issued. There were no material subsequent events that required disclosure in the statement of financial condition.